Exhibit 99.01
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CANADIAN
COMMERCIAL
CORPORATION
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CORPORATION
COMMERCIALE
CANADIENNE
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59  rue  O'Connor  Street
Ottawa,  Canada


                                                       May 18, 2001

Nelson A. Riis, Director and President
Canadian Rockport Homes International Inc.
Suite # 507 - 700 West Pender Street
Vancouver, British Columbia
V6C 1G8


     RE:  Canadian  Rockport  Homes  International  Inc.

Dear  Mr.  Riis:

     Thank you for your interest in obtaining the services of the Canadian Commercial Corporation (CCC).

     The CCC is the official contracting agency for the Government of Canada when foreign governments and foreign private sector buyers wish to purchase goods and services (including Canadian technology) from Canadian suppliers through the Government of Canada. In this regard, the CCC signs the contract acting as the prime contractor and in turn subcontracts the entire contractual obligation to a qualified Canadian supplier. For example, the CCC would sign a contract with the Government of Chile and subcontract the work to Canadian Rockport Homes International Inc. Thus the Government of Canada, through the CCC, provides assurance to the foreign buyer that all the obligations of an export contract for the supply of goods and/or services will be fully met.

     In practical terms, this guarantee of contract performance minimizes the commercial risk for the buyer, as the CCC makes the commitment to complete successfully all contracts in which the Corporation is prime contractor. Many of our customers recognize the value of this guarantee by permitting down payments and progress payments and waiving any requirement for bonds or other financial guarantees, thereby yielding a considerable saving on the contract price.


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     Before  entering  into  a  transaction,  the  CCC  reviews the terms of the contract and conducts a financial, technical and managerial review of the Canadian supplier to assure itself that the supplier is in a position to sustain the obligations and risks. It also works with the Canadian exporter and the foreign buyer to mitigate or reduce risk.

     When a contract is executed between the CCC and a foreign buyer, the Corporation monitors the quality and progress of the work through its various phases until contract completion. The CCC pays the Canadian supplier in Canada according to the terms and conditions of any resulting contract with the overseas purchaser. This normally means that the Canadian supplier is paid when the foreign buyer pays the CCC.

     In summary, the benefits to the over seas buyer of contracting through the Canadian Commercial Corporation include:

     - Government of Canada guarantee of contract performance, which is based on the CCC completing its due diligence to satisfy itself of the technical, financial and managerial capabilities of the Canadian supplier to fulfill any resulting contract; and

     - following through on all aspects of a sale including contract management, inspection and acceptance, and shipping services.

     We have review the documents you have provided and noted that Canada Mortgage and Housing Corporation's letter provides that your concrete housing system would meet the need for social housing in Chile. Accordingly, the CCC would be pleased to provide its support, in respect of future housing projects in Chile, subject to performing our usual due diligence on the project, reaching mutually agreeable terms with the foreign buyer and obtaining all the necessary approvals.

     If you have any questions regarding the above, please do not hesitate to contact the undersigned.

                         Yours  sincerely,

                         /s/  J.  Hugh  O'Donnell

                         CANADIAN  COMMERCIAL  CORPORATION
                         J.  Hugh  O'Donnell
                         Executive  Vice  President,
                         Business  Development  and  Operations


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